UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-33911

EMEREN GROUP LTD

100 First Stamford Place, Suite 302

Stamford CT 06902

U.S.A.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 6, 2023, Emeren Group Ltd (“Emeren” or the “Company”), filed a Report of Foreign Private Issuer on Form 6-K (the “Original Filing”), relating to a change in the Company’s certifying accountant. This Amendment No. 1 on Form 6-K replaces the Original Filing.

Change in Registrant’s Certifying Accountant

The Company appointed Marcum Asia CPAs LLP (“Marcum Asia”) as Emeren’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective January 31, 2023.

After careful consideration and evaluation, the Company appointed Marcum Asia and the decision was ratified by the Company’s Board of Directors and the Audit Committee. On January 31, 2023, the Company dismissed Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), the Company’s former independent auditor.

Grant Thornton’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through January 31, 2023, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). The Company has authorized Grant Thornton to respond fully to inquiries of the successor accountant.

The Company provided Grant Thornton with a copy of the disclosures contained in this Amendment No. 1 on Form 6-K, and has requested Grant Thornton to furnish a letter addressed to the Securities and Exchange Commission stating whether Grant Thornton agrees with the statements made by the Company in this Amendment No. 1 on Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from Grant Thornton is filed as Exhibit 16.1 to this Amendment No. 1 on Form 6-K.

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of Marcum Asia on January 31, 2023, neither the Company nor anyone acting on its behalf consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Marcum Asia is an independent public accounting firm headquartered in New York and subject to the oversight of the Public Accounting Oversight Board (PCAOB). Emeren expects that it will not be a provisionally or conclusively identified Commission-Identified Issuer if it files its annual report with an audit report issued for the year ended December 31, 2022 following the PCAOB determination update on December 15, 2022.

The Company has started to work with both Grant Thornton and Marcum Asia to ensure a smooth transition.

Exhibit Index

Exhibit No.	Description

16.1	Letter of Grant Thornton Zhitong Certified Public Accountants LLP to the U.S. Securities and Exchange Commission, dated February 7, 2023

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023

EMEREN GROUP LTD

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer